FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Notice of Resolutions adopted at the 103rd ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: June 25, 2010

(TRANSLATION)

June 25, 2010

Panasonic Corporation

Dear Shareholders:

Notice of Resolutions adopted at

the 103rd Ordinary General Meeting of Shareholders

This is to inform you that reports were made and resolutions were adopted as follows at the Company’s 103rd Ordinary General Meeting of Shareholders held today.

Matters reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 103rd fiscal period from April 1, 2009 to March 31, 2010

Reports were duly made regarding the subject matter.

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

Reports were duly made regarding the subject matter.

Matters resolved:

Bill No. 1:

To elect 19 directors:

Messrs. Kunio Nakamura, Masayuki Matsushita, Fumio Ohtsubo, Toshihiro Sakamoto, Takahiro Mori, Yasuo Katsura, Hitoshi Otsuki, Ken Morita, Ikusaburo Kashima, Junji Nomura, Kazunori Takami, Makoto Uenoyama, Masatoshi Harada, Ikuo Uno, Masayuki Oku, Masashi Makino and Masaharu Matsushita were re-elected as directors. Messrs. Yoshihiko Yamada and Takashi Toyama were newly elected as directors. They all accepted and assumed office.

Messrs. Ikuo Uno and Masayuki Oku are outside directors.

Bill No. 2:

To elect an auditor:

Mr. Hiroyuki Takahashi was re-elected as corporate auditor. He accepted and assumed office.

Mr. Hiroyuki Tahakashi is an outside corporate auditor.

Yours very truly,

Fumio Ohtsubo
President and Director
Panasonic Corporation